SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                            FORM 6-K

                 Report of Foreign Private Issuer
               Pursuant to Rule 13a-16 or 15d-16 of
               the Securities Exchange Act of 1934

                 For the month of October, 2005

                Commission File Number 1-10928

                 INTERTAPE POLMER GROUP INC.

110E Montee de Liesse, St. Laurent, Quebec, Canada, H4T 1N4

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

         Form 20-F                              Form 40-F          X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __________

Indicate by check mark whether by furnishing the information contained in this
 Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

           Yes                                       No           X

If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b):    82-______

The Information contained in this Report is incorporated by reference into Registration Statement No. 333-109944



SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                INTERTAPE POLYMER GROUP INC.



Date:  October 17, 2005         By:  /s/Andrew M. Archibald
                                     Andrew M. Archibald, C.A.,
                                     CFO and Secretary

                                                         NYSE SYMBOL: ITP
                                                          TSX SYMBOL: ITP



          Intertape Polymer Group Inc. Announces Third Quarter Results
                 -   Sales up 13.2% compared to last year
                 -   Adjusted net earnings up 21.4% compared to last year

Montreal, Quebec and Bradenton, Florida - October 17, 2005 - Intertape Polymer Group Inc. (NYSE, TSX: ITP) today released results for its third quarter ended September 30, 2005.

Sales for the third quarter were $201.2 million, up 13.2% from $177.7 million for the same quarter of 2004, while the Company reported net earnings of $6.6 million or $0.16 per share (basic and diluted) compared to a net loss of $14.3 million or $0.35 per share (basic and diluted) for the same period last year, and adjusted net earnings of $6.8 million or $0.17 per share (basic and diluted) compared to $5.6 million or $0.14 per share (basic and diluted) for the same period last year.

"Sales growth in the third quarter was primarily driven by sales price increases," said Intertape Polymer Group Inc. ("IPG") Chairman and Chief Executive Officer, Melbourne F. Yull. "While raw material and energy costs continued to make markets challenging, the organizational realignment that we implemented at the end of 2004 enabled us to react quickly and respond effectively to the changes in the marketplace. In the face of these cost pressures, our gross profit for the third quarter of 2005 increased $4.5 million or 12.2% compared to the third quarter of 2004."

"Despite raw material cost increases and supply shortages, the Company did not have to cut back its production as some competitors have had to do," commented Mr. Yull. "We have even seen a number of competitors declaring force majeure." The Company has been able to maintain its operating levels and fulfill its contracts because of its global sourcing efforts, which have allowed the Company to maintain adequate supplies from multiple sources, pre-buying of raw material inventories prior to supply constraints occurring, and reduced consumption of some raw materials by modifying certain formulations.

Net earnings for the third quarter of 2005 were up significantly over the third quarter of last year because of $30.4 million of refinancing expense that was incurred last year as part of a major debt refinancing. Third quarter 2005 results included $0.4 million of manufacturing facility closure and industrial accident costs. Excluding refinancing expense, manufacturing facility closure and industrial accident costs, and related tax benefits, adjusted net earnings for the third quarter of 2005 were $6.8 million or $0.17 per share (basic and diluted) compared to $5.6 million or $0.14 per share (basic and diluted) for the same quarter last year. The improvement in adjusted net earnings resulted from the increase in gross profit partly offset by higher selling expenses, reflecting increased rebate levels for consumer products, higher staffing levels and activities to generate growth, and higher variable compensation costs as a result of higher sales. The Company is including adjusted net earnings, a non-GAAP financial measure, because it believes the measure permits more meaningful comparisons of its core business performance between the periods presented. A reconciliation of adjusted net earnings to GAAP net earnings is set forth below.

"Decreased financial expenses continue to have a positive impact on our net earnings as they were down 6.2% in the third quarter of 2005 compared to the third quarter last year, reflecting the benefits of the refinancing undertaken in the third quarter of last year," said IPG's Chief Financial Officer, Andrew M. Archibald, C.A.

From a cash perspective, the Company generated $3.7 million of free cash flow in the quarter, resulting in $4.5 million for the year to date. "Our cash flow has been adversely affected by the impact of rising raw material costs on our working capital," commented Mr. Archibald. We estimate the net impact on accounts receivable, inventories and accounts payable to have been approximately $23.0 million for the first nine months of the year. Nonetheless, over the past two quarters the Company has generated a total of $11.4 million in free cash flow and expects to continue generating positive free cash flow in the coming quarters." Free cash flow is defined as cash flows from operating activities less expenditures for plant, property and equipment (capital expenditures). The Company is including free cash flow, a non-GAAP financial measure, because it is used by management and the Company's investors in evaluating the Company's performance. A reconciliation of free cash flow to cash flows from operating activities, the most directly comparable GAAP measure, is set forth below.

The Company is also including earnings before interest, taxes, depreciation and amortization ("EBITDA") and Adjusted EBITDA, both non-GAAP financial measures, because these measures are used by management and the Company's lenders in evaluating the Company's performance. A reconciliation of the Company's EBITDA and Adjusted EBITDA, both non-GAAP financial measures, to GAAP net earnings is set forth in the EBITDA reconciliation table below. The Company's EBITDA for the third quarter of 2005 was $20.9 million compared to $19.6 million for the third quarter of 2004. The adjusted EBITDA was $21.3 million in the third quarter of 2005 as compared to $19.6 million in the third quarter of 2004.

Sales for the first nine months of 2005 were $579.2 million, up 13.2% from $511.7 million for the same period in 2004. Net earnings for the first nine months of 2005 were $18.1 million or $0.44 per share (basic and diluted) compared to a net loss of $6.3 million or $0.15 per share (basic and diluted) for the same period of the preceding year.

Following the end of the quarter, the Company, through a wholly-owned Canadian subsidiary, acquired Flexia Corporation and Fib-Pak Industries Inc. The acquisition of these companies is expected to enable IPG to increase its market size in certain products, broaden its product portfolio, leverage Flexia's market leading global sourcing program, increase the proximity of manufacturing facilities to the customer base and provide a west coast presence which can facilitate import and export activity with Asia.

The Company's most recent sales guidance for 2005 was a range of $755 million to $775 million. "Not including additional fourth quarter 2005 sales resulting from the October 5, 2005 acquisition, the Company should be at the high end of the range if anticipated raw material supplies are not disrupted," noted Mr. Yull.

Reconciliation of Net Earnings to Adjusted Net Earnings
_______________________________________________________
(in millions of US dollars)

                                     For the three       For the nine
                                      months ended       months ended
                                      September 30       September 30
                                     ______________      _____________
                                     2005      2004      2005     2004
                                     ____      ____      ____     ____
                                        $         $         $        $
Net earnings (loss) - as reported     6.6     (14.3)     18.1    ( 6.3)
Add back:                                      19.9               19.9
  Refinancing expenses (after-tax)
  Manufacturing facility closure
    and industrial accident costs
    (after-tax)                       0.2                 1.3
                                     ____      ____      ____     ____
Adjusted net earnings                 6.8       5.6      19.4     13.6
                                     ____      ____      ____     ____
                                     ____      ____      ____     ____

(in US dollars per share - basic and diluted)

Net earnings (loss) - as reported    0.16     (0.35)     0.44    (0.15)
                                     ____      ____      ____     ____
                                     ____      ____      ____     ____

Adjusted net earnings                0.17      0.14      0.47     0.33
                                     ____      ____      ____     ____
                                     ____      ____      ____     ____




Reconciliation of Net Earnings to EBITDA and Adjusted EBITDA
____________________________________________________________
(in millions of US dollars)

                                     For the three       For the nine
                                      months ended       months ended
                                      September 30       September 30
                                     ______________      _____________
                                     2005      2004      2005     2004
                                     ____      ____      ____     ____
                                        $         $         $        $

Net earnings (loss) - as reported     6.6      (14.3)    18.1     (6.3)
Add back:
  Financial expenses, net of
    amortization                      5.3       5.7      16.1     19.0
  Refinancing expense                          30.4               30.4
  Income taxes                        1.5      (9.7)      3.2     (9.3)
  Depreciation and amortization       7.5       7.5      23.6     22.1
                                     ____      ____      ____     ____
EBITDA                               20.9      19.6      61.0     55.9
Add back:
  Manufacturing facility closure
   and industrial accident costs      0.4                 2.2
                                     ____      ____      ____     ____
Adjusted EBITDA                      21.3      19.6      63.2     55.9
                                     ____      ____      ____     ____
                                     ____      ____      ____     ____



Reconciliation of Cash Flows from Operating Activities to Free Cash Flow
________________________________________________________________________
(in millions of US dollars)

                                     For the three       For the nine
                                      months ended       months ended
                                      September 30       September 30
                                     ______________      _____________
                                     2005      2004      2005     2004
                                     ____      ____      ____     ____
                                        $         $         $        $

Cash flows from (used in)
  operating activities - as reported 10.6     (11.5)     20.4     (5.8)
Subtract:
  Property, plant and equipment
   expenditures                       6.9       3.7      15.9     13.5
                                     ____      ____      ____     ____
Free cash flow                        3.7     (15.2)      4.5    (19.3)
                                     ____      ____      ____     ____
                                     ____      ____      ____     ____


(All figures in U.S. dollars, unless otherwise stated; September 30, 2005, exchange rate: Cdn $1.1725 = U.S.$1.00)

Conference Call
A conference call to discuss IPG's 2005 third quarter results will be held Tuesday, October 18, 2005 at 10:00 A.M. Eastern Standard Time. Participants may dial 1-888-428-4474 (U.S. and Canada) and 1-612-288-0329 (International). The conference call will also be simultaneously webcast on the Company's website at http://www.intertapepolymer.com.

You may access a replay of the call by dialing 1-800-475-6701 (U.S. and Canada), or 1-320-365-3844 (International), and entering the passcode 799080. The recording will be available from Tuesday, October 18, 2005 at 4:45 P.M. until Tuesday, October 25, 2005 at 11:59 P.M., Eastern Standard Time.

About Intertape Polymer Group
Intertape Polymer Group is a recognized leader in the development and manufacture of specialized polyolefin plastic and paper based packaging products and complementary packaging systems for industrial and retail use. Headquartered in Montreal, Quebec and Sarasota/Bradenton, Florida, the Company employs approximately 3,000 employees with operations in 19 locations, including 14 manufacturing facilities in North America and one in Europe.

Safe Harbor Statement
Certain statements and information included in this release constitute "forward-looking statements" within the meaning of the Federal Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied in such forward-looking statements. Additional discussion of factors that could cause actual results to differ materially from management's projections, estimates and expectations is contained in the Company's SEC filings. The Company undertakes no duty to update its forward-looking statements, including its earnings outlook.
This release contains certain non-GAAP financial measures as defined under SEC rules, including adjusted net earnings, EBITDA and adjusted EBITDA.
The Company believes such non-GAAP financial measures improve the transparency of the Company's disclosure, provide a meaningful presentation of the Company's results from its core business operations, excluding the impact of items not related to the Company's ongoing core business operations, and improve the period-to-period comparability of the Company's results from its core business operations. As required by SEC rules, the Company has provided reconciliations of non-GAAP measures to the most directly comparable GAAP measures.


FOR INFORMATION CONTACT:         Melbourne F. Yull
                                 Chairman and Chief Executive Officer
                                 Intertape Polymer Group Inc.
                                 Tel.: 866-202-4713
                                 E-mail:itp$info@itape.com
                                 Web: www.intertapepolymer.com

Selected Financial Information

Intertape Polymer Group Inc.
Consolidated Earnings
Periods ended September 30,
(In thousands of US dollars, except per share amounts)
(Unaudited)

                              -------------------------------------------------------
                                     Three months                    Nine months
                              ------------  -----------    -------------  -----------
                                      2005         2004             2005         2004
                              ------------  -----------    -------------  -----------
                                         $            $                $            $
Sales                              201,177      177,671          579,156      511,705
Cost of sales                      159,449      140,480          458,918      404,563
                              ------------  -----------    -------------  -----------
Gross profit                        41,728       37,191          120,238      107,142
                              ------------  -----------    -------------  -----------
Selling, general and
  administrative expenses           25,970       23,327           74,731       68,427
Stock-based compensation               485          270            1,423          691
Research and development             1,233        1,121            3,468        3,236
Financial expenses                   5,577        5,948           17,144       19,951
Refinancing expense                              30,444                        30,444
Manufacturing facility closure
  and industrial accident costs        385                         2,191
                              ------------  -----------    -------------  -----------
                                    33,650       61,110           98,957      122,749
                              ------------  -----------    -------------  -----------
Earnings (loss) before
  income taxes                       8,078      (23,919)          21,281      (15,607)
Income taxes (recovery)              1,479       (9,664)           3,217       (9,294)
                              ------------  -----------    -------------  -----------
Net earnings (loss)                  6,599      (14,255)          18,064       (6,313)
                              ------------  -----------    -------------  -----------
                              ------------  -----------    -------------  -----------

Earnings (loss) per share
  Basic                               0.16        (0.35)            0.44        (0.15)
                              ------------  -----------    -------------  -----------
                              ------------  -----------    -------------  -----------
  Diluted                             0.16        (0.35)            0.44        (0.15)
                              ------------  -----------    -------------  -----------
                              ------------  -----------    -------------  -----------


Consolidated Retained Earnings
Periods ended September 30,
(In thousands of US dollars)
(Unaudited)

                              -------------------------------------------------------
                                    Three months                     Nine months
                              -------------------------    -------------  -----------
                                      2005         2004             2005         2004
                              ------------  -----------    -------------  -----------
                                         $            $                $            $

Balance, beginning of period        91,058       76,233           79,609       68,291
Net earnings (loss)                  6,599      (14,255)          18,064       (6,313)
                              ------------  -----------    -------------  -----------
                                    97,657       61,978           97,673       61,978

Premium on purchase for
  cancellation of common shares                                       16
                              ------------  -----------    -------------  -----------
Balance, end of period              97,657       61,978           97,657       61,978
                              ------------  -----------    -------------  -----------
                              ------------  -----------    -------------  -----------

_____________________________________________________________________________________
_____________________________________________________________________________________


Common shares
Average number of shares outstanding


CDN GAAP - Basic                41,205,555   41,285,161       41,219,329   41,156,911
CDN GAAP - Diluted              41,337,378   41,285,161       41,362,491   41,156,911
U.S. GAAP - Basic               41,205,555   41,285,161       41,219,329   41,156,911
U.S. GAAP - Diluted             41,337,378   41,285,161       41,362,491   41,156,911


Intertape Polymer Group Inc.
Consolidated Balance Sheets
As at
(In thousands of US dollars)


                            September 30, September 30,  December 31,
                                     2005         2004          2004
                              (Unaudited)  (Unaudited)     (Audited)
                               __________    _________   ___________
                                        $            $             $
ASSETS
Current assets
  Cash                             48,759       27,868        21,882
  Temporary investment                                           497
  Trade receivables,
   net of allowance for
   doubtful accounts of $4,211
   ($3,959 in September 2004,
   $4,065 in December 2004)       122,217      106,436       101,628
  Other receivables                10,008       12,764        13,381
  Inventories                      92,297       78,451        90,677
  Parts and supplies               14,271       13,641        13,618
  Prepaid expenses                  5,444        4,013         7,788
  Future income taxes               1,509        2,682         1,509
                                 ________    _________      ________
                                  294,505      245,855       250,980
Property, plant and equipment     345,417      356,680       352,610
Other assets                       18,815       15,341        16,474
Future income taxes                35,323       11,593        36,689
Goodwill                          181,117      177,780       179,958
                                 ________    _________      ________
                                  875,177      807,249       836,711
                                 ________    _________      ________
                                 ________    _________      ________
LIABILITIES
Current liabilities
  Bank indebtedness                28,529          179
  Accounts payable and
   accrued liabilities             89,340       94,591        97,849
  Instalments on long-term debt     2,781        2,700         3,032
                                 ________    _________      ________
                                  120,650       97,470       100,881
Long-term debt                    328,898      332,539       331,095
Other liabilities                     435          530           435
                                 ________    _________      ________
                                  449,983      430,539       432,411
                                _________     ________       _______
SHAREHOLDERS' EQUITY
Capital stock                     288,930      289,538       289,180
Contributed surplus                 5,749        3,971         4,326
Retained earnings                  97,657       61,978        79,609
Accumulated currency
 translation adjustments           32,858       21,223        31,185
                                 ________    _________      ________
                                  425,194      376,710       404,300
                                 ________    _________      ________
                                  875,177      807,249       836,711
                                 ________    _________      ________
                                 ________    _________      ________

Intertape Polymer Group Inc.
Consolidated Cash Flows
Periods ended September 30,
(In thousands of US dollars)
(Unaudited)

                              -------------------------------------------------------
                                    Three months                     Nine months
                              -------------------------    -------------  -----------
                                      2005         2004             2005         2004
                              ------------  -----------    -------------  -----------
                                         $            $                $            $


OPERATING ACTIVITIES
Net earnings (loss)                  6,599      (14,255)          18,064       (6,313)
Non-cash items
  Depreciation and amortization      7,496        7,482           23,638       22,119
  Write-off of deferred debt
    issue expenses                                8,482                         8,482
  Other non-cash charges in
    connection with facility
    closures                            73                           200
  Future income taxes                1,020       (6,879)           2,392       (7,465)
  Stock-based compensation expense     485          270            1,423          691
                              ------------  -----------    -------------  -----------
Cash flows from operations
 before changes in non-cash
 working capital items              15,673       (4,900)          45,717       17,514
                              ------------  -----------    -------------  -----------
Changes in non-cash working
capital items
  Trade receivables                (11,524)      (4,599)         (20,624)     (16,847)
  Other receivables                  1,274       (1,351)           3,291         (864)
  Inventories                        8,544       (4,125)            (991)      (8,003)
  Parts and supplies                  (190)        (340)            (599)        (488)
  Prepaid expenses                   2,236        1,772            2,368        3,912
  Accounts payable and accrued
   liabilities                      (5,400)       2,007           (8,685)        (990)
                              ------------  -----------    -------------  -----------
                                    (5,060)      (6,636)         (25,240)     (23,280)
                              ------------  -----------    -------------  -----------
Cash flows from operating
  activities                        10,613      (11,536)          20,477       (5,766)
                              ------------  -----------    -------------  -----------
INVESTING ACTIVITIES
Temporary investment                   489                           489
Property, plant and equipment       (6,887)      (3,664)         (15,945)     (13,539)
Business acquisition                                                           (5,500)
Other assets                        (1,921)     (10,786)          (3,642)     (11,850)
Goodwill                                             58             (300)
                              ------------  -----------    -------------  -----------
Cash flows from investing
 activities                         (8,319)     (14,392)         (19,398)     (30,889)
                              ------------  -----------    -------------  -----------
FINANCING ACTIVITIES
Net change in bank indebtedness     23,529      (34,509)          28,529      (13,669)
Issue of long-term debt                         325,000                       325,787
Repayment of long-term debt           (661)    (248,051)          (2,364)    (250,528)
Issue of common shares                   4          319               75        2,697
Common shares purchased for
  cancellation                                                      (340)
                              ------------  -----------    -------------  -----------
Cash flows from financing
  activities                        22,872       42,759           25,900       64,287
                              ------------  -----------    -------------  -----------
Net increase in cash position       25,166       16,831           26,979       27,632
Effect of currency translation
  adjustments                          346        1,549             (102)         236
Cash and cash equivalents,
  beginning of period               23,247        9,488           21,882
                              ------------  -----------    -------------  -----------
Cash and cash equivalents,
  end of period                     48,759       27,868           48,759       27,868
                              ------------  -----------    -------------  -----------
                              ------------  -----------    -------------  -----------